FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 10, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

AGREEMENT FOR OFFSHORE EXPLORATION AT THE GOLFO SAN JORGE BASIN

Buenos Aires, December 10, 2008 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) informs that its controlled company Petrobras Energía S.A. (Buenos Aires: PESA) signed an agreement with YPF to participate in the exploration of an area in Golfo San Jorge, maritime limit between the provinces of Chubut and Santa Cruz. PESA has a 33% interest in the joint venture and the remaining 67% is held by YPF that will act as operator.

The Block CGSJ Marina 01, where the exploration begins, is located 30km offshore the Comodoro Rivadavia coast, in waters of the Argentine Sea, and covers an area of 1,320km2. Drillings are to be carried out in waters with an average depth of 100m. Four  wells are scheduled to be drilled in the 2008-2009 period with a total cost of approximately US$120 million.

www.petrobras.com.ar

Date: 12/10/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney